                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*

                               Paula Financial
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  703588103
------------------------------------------------------------------------------
                               (CUSIP Number)

                              James M. Chadwick
                      Chadwick Capital Management, LLC
                            4510 Executive Drive
                                  Suite 200

                         San Diego, California 92121
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                             September 28, 2006
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703588103
================================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Monarch Activist Partners LP
================================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)[ ]

================================================================================
        SEC USE ONLY
3

================================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

================================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5       TO ITEMS 2(d) or 2(e)                                               / /

================================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

================================================================================
                          SOLE VOTING POWER
                    7     0

   NUMBER OF        ============================================================
    SHARES                SHARED VOTING POWER
 BENEFICIALLY       8     325,967
   OWNED BY
     EACH           ============================================================
  REPORTING               SOLE DISPOSITIVE POWER
    PERSON          9     0
     WITH
                    ============================================================
                          SHARED DISPOSITIVE POWER
                    10    325,967

================================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      344,567

================================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES                                                              / /

================================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.3%(1)

================================================================================
        TYPE OF REPORTING PERSON
14      OO

================================================================================

--------------------------------

         (1) Based upon 6,487,045 shares of Paula Financial common stock issued and outstanding as of September 15, 2006, as reported on Paula Financial's Form 10-QSB filed on September 21, 2006.

CUSIP No. 703588103
================================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Chadwick Capital Management LLC
================================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)[ ]

================================================================================
        SEC USE ONLY
3

================================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

================================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5       TO ITEMS 2(d) or 2(e)                                               / /

================================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

================================================================================
                          SOLE VOTING POWER
                    7     0

   NUMBER OF        ============================================================
    SHARES                SHARED VOTING POWER
 BENEFICIALLY       8     325,967
   OWNED BY
     EACH           ============================================================
  REPORTING               SOLE DISPOSITIVE POWER
    PERSON          9     16,800
     WITH
                    ============================================================
                          SHARED DISPOSITIVE POWER
                    10    325,967

================================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      344,567

================================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES                                                              / /

================================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.3%(1)

================================================================================
        TYPE OF REPORTING PERSON
14      OO

================================================================================

--------------------------------

         (1) Based upon 6,487,045 shares of Paula Financial common stock issued and outstanding as of September 15, 2006, as reported on Paula Financial's Form 10-QSB filed on September 21, 2006.

CUSIP No. 703588103
================================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nadel and Gussman Combined Funds LLC
================================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)[ ]

================================================================================
        SEC USE ONLY
3

================================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

================================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5       TO ITEMS 2(d) or 2(e)                                               / /

================================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Oklahoma

================================================================================
                          SOLE VOTING POWER
                    7     16,800

   NUMBER OF        ============================================================
    SHARES                SHARED VOTING POWER
 BENEFICIALLY       8     0
   OWNED BY
     EACH           ============================================================
  REPORTING               SOLE DISPOSITIVE POWER
    PERSON          9     0
     WITH
                    ============================================================
                          SHARED DISPOSITIVE POWER
                    10    0

================================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      344,567

================================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES                                                              / /

================================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.3%(1)

================================================================================
        TYPE OF REPORTING PERSON
14      OO

================================================================================

--------------------------------

         (1) Based upon 6,487,045 shares of Paula Financial common stock issued and outstanding as of September 15, 2006, as reported on Paula Financial's Form 10-QSB filed on September 21, 2006.

                                SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

            This Schedule 13D relates to the common shares of Paula Financial ("PFCO"). The principal executive offices of PFCO are located at 87 East Green Street, Suite 206, Pasadena, CA 91105.

ITEM 2.           IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM"), Monarch Activist Partners LP ("Monarch") and Nadel and Gussman Combined Funds LLC ("NGCF"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts. CCM manages the NGCF account that holds PFCO shares and has sole trading discretion over such account. The managing member of NGCF is Stephen Heyman. This statement on Schedule 13D is the initial filing by CCM, Monarch and NGCF.

            (b) The business address for CCM, Monarch and Mr. Chadwick is 4510 Executive Drive, Suite 200, San Diego, California 92121. The business address for NGCF and Mr. Heyman is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103.

            (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick manages CCM's business. NGCF is a private investment fund. Mr. Heyman manages NGCF's business.

            (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Monarch, NGCF or Mr. Heyman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick is a citizen of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware. NGCF is a limited liability company organized under the laws of the State of Oklahoma. Mr. Heyman is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The source of funds for the purchases of the 325,967 shares beneficially owned by Monarch was the working capital of Monarch. Monarch directly purchased those shares at the direction of CCM. The total purchase price for those shares was $789,672.20.

            The source of funds for the purchases of the 16,800 shares beneficially owned by NGCF was the working capital of NGCF. NGCF directly purchased those shares at the direction of CCM. The total purchase price for those shares was $43,176.00.

ITEM 4.           PURPOSE OF TRANSACTION:

            The filing persons believe that PFCO's stock price is significantly undervalued and intend to communicate with management in order to explore measures to enhance shareholder value. The filing persons may acquire additional shares either individually or jointly.

            Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

            (a) This statement relates to 325,967 shares held by Monarch and 18,600 shares held by NGCF. Based on PFCO's Form 10-QSB filed on September 21, 2006, 6,487,045 shares were outstanding as of September 15, 2006. Therefore, the 344,567 shares reported on this Schedule 13D represent 5.3% of PFCO's outstanding shares.

            (b) CCM and Monarch share voting and dispositive power over the 325,967 shares held by Monarch. CCM has sole dispositive power over the 18,600 shares held by NGCF. NGCF has sole voting power over the 18,600 held by it. Mr. Heyman acts on behalf of NGCF as managing member.

            (c) During the past 60 days, Monarch acquired shares in the transactions set forth below. All such purchases were effected in open market transactions.

                  DATE OF ACQUISITION                NO. OF SHARES ACQUIRED                 PRICE PER SHARE
                  -------------------                ----------------------                 ---------------
                        7/6/2006                               1,600                            2.3975
                        7/7/2006                              24,800                            2.3573
                       7/12/2006                              34,000                            2.4000
                       7/19/2006                               4,000                            2.2388
                       7/20/2006                                 100                            2.4300
                       7/27/2006                               5,500                            2.3498
                       7/27/2006                              10,600                            2.3007
                       7/28/2006                               6,100                            2.4472
                       7/28/2006                               1,200                            2.3083
                       7/31/2006                                 200                            2.4450
                       7/31/2006                                 600                            2.3352
                        8/1/2006                                 100                            2.3800
                        8/3/2006                                 800                            2.4575
                        8/4/2006                              30,400                            2.3496
                        8/7/2006                               2,045                            2.4402
                        8/8/2006                               5,363                            2.5358
                        8/9/2006                               1,700                            2.5200
                       8/10/2006                               1,600                            2.4000
                       8/10/2006                              35,642                            2.4794
                       8/11/2006                                 300                            2.4700
                       8/14/2006                               9,263                            2.5465
                       8/18/2006                                 300                            2.5233
                       8/22/2006                              23,099                            2.2937
                       8/23/2006                               2,100                            2.4390
                       8/24/2006                                 300                            2.4700
                       8/28/2006                               1,800                            2.4056
                       8/29/2006                               9,025                            2.4073
                       8/30/2006                               6,296                            2.5209
                       8/31/2006                               9,936                            2.5288
                        9/6/2006                                 600                            2.3700
                        9/8/2006                                 300                            2.4700
                       9/13/2006                               1,600                            2.4006
                       9/14/2006                                 100                            2.4400
                       9/15/2006                               6,200                            2.4984
                       9/18/2006                              22,665                            2.3936
                       9/20/2006                               2,900                            2.4548
                       9/21/2006                               3,100                            2.4897
                       9/22/2006                              10,000                            2.4275
                       9/25/2006                               5,000                            2.4254
                       9/26/2006                               4,200                            2.4355
                       9/27/2006                              17,000                            2.5382
                       9/27/2006                               5,000                            2.4380
                       9/28/2006                               5,433                            2.5303
                       9/29/2006                               7,700                            2.5583
                      10/06/2006                               5,400                            2.5433
                                                             -------
                                                    TOTAL    325,967

         During the past 60 days, NGCF acquired shares in the transactions set forth below. All such purchases were effected in open market transactions.

                DATE OF ACQUISITION                NO. OF SHARES ACQUIRED                 PRICE PER SHARE
                -------------------                ----------------------                 ---------------
                     9/28/2006                              18,600                             2.57
                                                            ------
                                                    TOTAL   18,600

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The 325,967 shares reported as held by Monarch in this Schedule 13D are subject to CCM's management.

         CCM and NGCF have entered into an account management agreement pursuant to which CCM renders investment management services and manages a NGCF securities investment account. The agreement provides CCM, among other things, the authority to buy, invest in, hold for investment, own, assign, transfer, sell and otherwise deal in securities for such account. The 18,600 shares reported as held by NGCF in this Schedule 13D are in the account and subject to CCM's management.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         None.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 9, 2006

                         CHADWICK CAPITAL MANAGEMENT LLC


                         By: /s/ James M. Chadwick
                             ---------------------------------
                             James M. Chadwick, Manager

                         MONARCH ACTIVIST PARTNERS LP

                         By: Chadwick Capital Management LLC,
                             its General Partner

                         By: /s/ James M. Chadwick
                             ---------------------------------
                             James M. Chadwick, Manager

                         NADEL AND GUSSMAN COMBINED FUNDS LLC

                         By: /s/ Stephen Heyman
                             ---------------------------------
                             Stephen Heyman, Managing Member